EMulate Therapeutics, Inc.

13810 SE Eastgate Way, Suite 560

Bellevue, WA 98005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

July 31, 2024

Re: EMulate Therapeutics, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-266924

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), EMulate Therapeutics, Inc., a Washington corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File No. 333-266924, initially filed on August 16, 2022, together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Steven A. Lipstein, at (732) 395-4400.

Thank you for your assistance in this matter.

Sincerely,

EMulate Therapeutics, Inc.

/s/ Chris E. Rivera
Chris E. Rivera
Chief Executive Officer